SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference call connection details

4Q18 Earnings Calls     Thursday, February 28th, 2019

Live Webcast ( www.voegol.com.br/ir)

In English 10:00 a.m. (US EST) 12:00 p.m. (Brasília) Phone: +1 (412) 317-6382 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10127686	In Portuguese 1:30 p.m. (Brasília) 11:30 a.m. (US EST) Phone: +55 (11) 3181-8565 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 10000846#

1

In 4Q18, Brazil’s premiere airline achieves a 21% EBIT margin and grows net revenues by 10%

Operating Income for the fourth quarter reached R$672 million

São Paulo, February 28, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the fourth quarter of 2018 (4Q18) and for the full year of 2018 (12M18). All information is presented in accordance with IFRS, in Brazilian Reais (R$) and all comparisons are with the fourth quarter of 2017 (4Q17) and for the full year of 2017 (12M17), unless otherwise stated.

Summary

Improved operating indicators: RPKs increased by 3.5%, totalling 10.2 billion in 4Q18, primarily due 3.4% growth in the number of transported passengers. As a result of strong passenger demand and GOL’s continued focus on revenue management, the Company was able to achieve (i) an average yield per passenger of 29.14 cents (R$), an increase of 6.6% compared to 4Q17, (ii) an average load factor of 81.9%, an increase of 0.9 p.p. compared to 4Q17, and (iii) on-time performance of 87.5% in 4Q18 according to Infraero’s methodology and data from major airports in Brazil. For the full year 2018, ASKs increased by 2.9%, RPKs increased by 3.2% (primarily due to a 2.9% increase in the number of transported passengers), and yields grew by 7.7%.  2018 Load factor was 80.0%, a 0.3 p.p. increase compared to 2017.

Strong revenue growth: the combination of higher demand and optimized pricing resulted in net revenue for the quarter of R$3.2 billion, an increase of 10.1% compared to 4Q17. Net RASK was 25.59 cents (R$) in 4Q18, an increase of 7.5% over 4Q17. Net PRASK increased 7.7% over 4Q17, reaching 23.87 cents (R$). Average fare increased by 6.7% from R$313 to R$334. For full-year 2018, net revenues were R$11.4 billion, 10.5% higher than the prior year. GOL’s 2019 net revenue guidance is approximately R$12.9 billion.

Controlled cost environment: Total CASK in 4Q18 decreased by 2.0% to 20.22 cents (R$) relative to 4Q17. On an ex-fuel basis, CASK reduced 19.4%, due to operating results from aircraft sales, partially offset by maintenance and other costs on redelivered aircraft, in line with GOL’s fleet renewal plan. Our CASK ex-fuel, and also ex-results from sales and returns of aircraft was 14.45 cents (R$), 3.9% higher than 4Q17. GOL remains the cost leader in South America for the 18th consecutive year.

Solid margins: According to the strong cost control, capacity management and yield’s dynamic management, the Company achieved a positive operating result for the 10th consecutive quarter, despite the increase of 15.6% in average Jet Fuel prices over 3Q18. The combination of stronger pricing, higher demand, and operating result from aircraft sale, partially offset by maintenance costs from aircraft redelivery, in line with GOL’s fleet renewal plan, permitted GOL’s EBIT margin to reach 21.0% in 4Q18. Operating income (EBIT) in 4Q18 was R$672.4 million, an increase of 74.0% compared to 4Q17 (R$386.3 million). EBITDA margin was 26.6% in 4Q18, increase of 8.4 p.p. q-o-q. EBITDAR margin was 36.3% in 4Q18, higher by 10.3 p.p. over 4Q17. For full year 2018, EBIT margin was 12.3%, a growth of 2.7 p.p. compared to 2017, and the operating income reached R$1.4 billion. GOL’s 2019 EBIT margin guidance is approximately 18%.

Balance sheet strengthening: While the Real appreciated 3.2% against the U.S. dollar in 4Q18 (end of period) causing net exchange and monetary variation gains of R$246.3 million, net debt (excluding perpetual bonds) to LTM EBITDA was 2.1x as of December 31, 2018, down versus September 30, 2018 (3.2x) and improving versus a year-ago metrics (3.0x). Total liquidity, including cash, financial investments, restricted cash and accounts receivable, was R$3.0 billion, stable in comparison to September 30, 2018 and a decrease of R$207.0 million versus a year ago. The combination of GOL’s operational cash flow generation of R$802.6 million in the quarter and stable cash liquidity increased the Company’s financial flexibility.

Guidance: GOL’s 2019 and 2020 guidance is on page 17 of this document.

2

Management’s Comments on Results

On January 15, 2019, GOL completed 18 years of operations and since foundation has transported over 450 million passengers on over 3.8 million flights to destinations in Brazil, Latin America, the Caribbean and the U.S. During these 18 years GOL has constantly evolved and achieved significant results, consolidating itself as Brazil’s main domestic airline, becoming the leader of the corporate segment and the domestic market, with a market share of 36%. “The pioneering solutions of the Company have simplified air travel in Brazil. We continue to work and innovate even more to offer the best service completely focused on Client satisfaction. Today the Company offers Wi-Fi on board in 90% of the fleet, and plans to offer Wi-Fi on all aircraft by April 2019. GOL will be the first airline in the world with high speed internet on board all flights,” said Paulo Kakinoff, CEO.

The arrival of the MAX 8 aircraft into our standardized fleet improves our competitive advantage with the lowest cost structure and highest operational efficiency in the Brazilian airline market. GOL continues its focus on modernization by replacing NGs for MAX 8 aircraft. In addition to providing us lower operating expenses, such as approximately 15% reduction in fuel consumption per ASK, the new technology of the MAX 8 also extends the reach of our network, allowing us to serve new destinations. The renewal plan will allow GOL to finish 2019 and 2020 with 24 and 34 MAX aircraft in its fleet, while maintaining discipline in capacity management.

In line with the international expansion strategy into new markets, during the last quarter of 2018 GOL started nonstop flights from Brasília and Fortaleza to Miami and Orlando, and additionally began regular operations from São Paulo to Quito, Ecuador, being the only airline to operate this route without stops. In 2019, direct flights from Brasília to Cancun will be launched, as well as the new routes from Vitória to Buenos Aires, both in the first semester. GOL will also start regular operations from Recife to Santiago, Chile during the second half of this year. The MAX 8 will allow for the continuous international expansion of the network, with less overlap in relation to other airlines.

GOL is the only airline that offers flights from Congonhas (Metro São Paulo’s downtown Airport) to the markets with the highest demand in the U.S. and Latin America, utilizing an efficient capacity and flight management system intelligently connecting the Company’s network and offering the best flight experience and comfort to Clients.

The Company has followed a disciplined strategy of deleveraging its balance sheet and improving its liquidity profile, through the amortization of short and long-term debt using funds from operating cash flow and new issues. During 2018, we finalized a series of liability management initiatives: the repurchase of bonds maturing in 2018, 2020, 2021, 2023 and 2028, and the amortization of debentures. In 2019, we remain focused on deleveraging and on February 1, we concluded a tender offer for the acquisition of our Senior Notes due 2022. “The participation in the tender offer of holders representing around 15% of the 2022 Notes showed that the market is very comfortable with GOL’s risk, as well as has a very positive perception regarding the Company's future developments,” said Richard Lark, CFO.

During 2018, the Brazilian Real depreciated against the US Dollar and the average price of Jet Fuel increased in comparison with the previous year, leading to significant cost pressures. Despite this challenging scenario, GOL posted results consistent with guidance. In 4Q18, we achieved the tenth consecutive quarter with positive operating results and the highest operating margin since 2006: operating income of R$672.4 million and EBIT margin of 21.0%. “This quarter’s solid result reflects GOL’s success in managing its business portfolio through the cycle”, said Richard Lark.

For 2019, Brazil’s GDP is expected to grow 2.5% (Central Bank FOCUS Report), while industry demand is estimated to grow 6% to 7% (ABEAR). In addition, the Company, by accelerating the incorporation of new MAX 8 aircraft, is structured to serve additional demand. GOL is hedged for approximately 60% of fuel consumption for the remainder of 2019, at an average cost of US$61.

3

Operating and Financial Indicators

Traffic data – GOL (in millions)	4Q18	4Q17	% Var.	2018	2017	% Var.
RPK GOL – Total	10,244	9,896	3.5%	38,423	37,231	3.2%
RPK GOL – Domestic	9,037	8,879	1.8%	34,266	33,250	3.1%
RPK GOL – International	1,207	1,017	18.7%	4,158	3,981	4.4%
ASK GOL – Total	12,506	12,214	2.4%	48,058	46,695	2.9%
ASK GOL – Domestic	10,901	10,863	0.4%	42,428	41,463	2.3%
ASK GOL – International	1,605	1,351	18.8%	5,630	5,232	7.6%
GOL Load Factor – Total	81.9%	81.0%	0.9 p.p	80.0%	79.7%	0.3 p.p
GOL Load Factor – Domestic	82.9%	81.7%	1.2 p.p	80.8%	80.2%	0.6 p.p
GOL Load Factor – International	75.2%	75.3%	-0.1 p.p	73.9%	76.1%	-2.2 p.p
Operating data	4Q18	4Q17	% Var.	2018	2017	% Var.
Average Fare (R$)	334	313	6.7%	318	294	8.1%
Revenue Passengers - Pax on board ('000)	8,944	8,652	3.4%	33,446	32,507	2.9%
Aircraft Utilization (block hours/day)	11.5	12.4	-7.0%	11.8	12.1	-2.5%
Departures	63,431	64,910	-2.3%	250,040	250,654	-0.2%
Total Seats (‘000)	11,079	10,872	1.9%	42,968	41,953	2.4%
Average Stage Length (km)	1,108	1,103	0.4%	1,098	1,094	0.3%
Fuel Consumption (mm liters)	365	364	0.4%	1,403	1,379	1.8%
Full-time Employees (at period end)	15,294	14,532	5.2%	15,294	14,532	5.2%
Average Operating Fleet[6]	116	111	5.1%	112	109	2.7%
On-time Departures	87.5%	92.5%	-5.0 p.p	91.8%	94.7%	-2.9 p.p
Flight Completion	98.6%	98.8%	-0.2 p.p	98.5%	98.5%	0.0 p.p
Passenger Complaints (per 1000 pax)	1.31	1.62	-19.3%	1.75	1.45	20.9%
Lost Baggage (per 1000 pax)	2.19	2.09	5.0%	2.03	2.06	-1.3%
Financial data	4Q18	4Q17	% Var.	2018	2017	% Var.
Net YIELD (R$ cents)	29.14	27.35	6.6%	27.67	25.69	7.7%
Net PRASK (R$ cents)	23.87	22.16	7.7%	22.13	20.48	8.0%
Net RASK (R$ cents)	25.59	23.80	7.5%	23.75	22.12	7.3%
CASK (R$ cents)	20.22	20.64	-2.0%	20.83	20.00	4.2%
CASK ex-fuel (R$ cents)	11.20	13.90	-19.4%	12.78	13.82	-7.5%
CASK ex-fuel[4] (R$ cents)	16.28	13.90	17.1%	14.69	13.82	6.3%
CASK ex-fuel[5] (R$ cents)	14.45	13.90	3.9%	14.14	13.82	2.4%
Breakeven Load Factor	64.7%	70.3%	-5.6 p.p	70.1%	72.1%	-2.0 p.p
Average Exchange Rate [1]	3.8084	3.2466	17.3%	3.6558	3.1925	14.5%
End of period Exchange Rate [1]	3.8748	3.3080	17.1%	3.8748	3.3080	17.1%
WTI (avg. per barrel. US$) [2]	59.34	55.30	7.3%	64.90	50.85	27.6%
Price per liter Fuel (R$) [3]	3.28	2.34	40.3%	2.91	2.15	35.2%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.52	0.46	13.5%	0.47	0.41	15.0%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; 4. Excluding gains results of sale and sale-leaseback transactions; 5. Excluding gains results of sale and sale-leaseback transactions, and costs from maintenance of aircraft to the execution of the fleet renewal plan;   6. Average operating fleet excluding aircraft in sub-leasing and MRO. *4Q17 and 12M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

4

Domestic market – GOL

GOL’s domestic supply increased by 0.4%, and demand increased by 1.8% in 4Q18. As a result, the Company’s domestic load factor reached 82.9%, an increase of 1.2 p.p. when compared to 4Q17. GOL transported 8.4 million domestic passengers in the quarter, an increase of 3.2%, when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic airline market.

International market - GOL

GOL’s international supply increased by 18.8%, and international demand increased 18.7% in 4Q18 compared to 4Q17. The Company’s international load factor in 4Q18 was 75.2%, reducing 0.1 p.p. over 4Q17. During the quarter, GOL transported 0.5 million passengers in the international market, a decrease of 0.9% when compared to the fourth quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,431, a decrease of 2.3% in 4Q18 over 4Q17. The total number of seats available to the market was 11.0 million in the fourth quarter of 2018, increase of 1.9% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 7.7% in the quarter when compared to 4Q17, reaching 23.87 cents (R$), driven by a growth in net passenger revenue of 10.3% in the quarter. GOL’s Net RASK was 25.59 cents in (R$) 4Q18, an increase of 7.5% over 4Q17. Net yieldincreased by 6.6% in 4Q18 over 4Q17, reaching 29.14 cents (R$), consequence of a 6.7% increase in GOL’s average fare.

For reference, below is a comparison of passenger and ancillary (cargo and other) revenue for the quarterly periods in 2017 and 2018 in accordance with IFRS15.

Net Operating Revenue/ASK (R$ cents)		1Q	2Q	3Q	4Q
Passenger	2018	22.53	20.11	21.70	23.87
	2017	20.21	18.63	20.66	22.16
Cargo and Other	2018	1.33	1.95	1.52	1.72
	2017	1.35	2.04	1.57	1.64

5

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	4Q18	4Q17	% Var.	2018	2017	% Var.
Net operating revenues	3,200.9	2,907.0	10.1%	11,411.4	10,329.0	10.5%
Passenger	2,985.2	2,706.3	10.3%	10,633.5	9,564.0	11.2%
Cargo and Other	215.7	200.7	7.4%	777.9	765.0	1.7%
Operating Costs and Expenses	(2,528.5)	(2,521.0)	0.3%	(10,011.8)	(9,340.2)	7.2%
Salaries, wages and benefits	(522.7)	(433.2)	20.7%	(1,903.9)	(1,708.1)	11.5%
Salaries, wages and benefits - Operations	(397.0)	(311.4)	27.5%	(1,419.0)	(1,224.4)	15.9%
Salaries, wages and benefits – Other	(125.8)	(121.8)	3.2%	(484.9)	(483.7)	0.2%
Aircraft fuel	(1,127.5)	(822.9)	37.0%	(3,867.7)	(2,887.7)	33.9%
Taxes on aircraft fuel	(164.5)	(127.4)	29.2%	(577.1)	(455.8)	26.6%
Aircraft Fuel (ex-taxes)	(962.1)	(695.4)	38.3%	(3,289.6)	(2,431.8)	35.3%
Aircraft rent	(311.9)	(227.1)	37.3%	(1,112.8)	(939.7)	18.4%
Sales and marketing	(153.8)	(186.1)	-17.4%	(582.0)	(590.8)	-1.5%
Landing fees	(201.2)	(176.2)	14.2%	(743.4)	(664.2)	11.9%
Passenger costs	(128.1)	(112.1)	14.2%	(474.1)	(437.0)	8.5%
Services Provided	(174.2)	(195.3)	-10.8%	(613.8)	(628.1)	-2.3%
Maintenance materials and repairs	(281.6)	(58.1)	NM	(570.3)	(368.7)	54.7%
Depreciation and amortization	(178.7)	(143.6)	24.5%	(668.5)	(505.4)	32.3%
Other	551.1	(166.3)	NM	524.7	(610.3)	NM
Equity Income	0.0	0.3	-90.4%	0.4	0.5	-28.9%
Operating Result (EBIT)	672.4	386.3	74.0%	1,400.0	989.4	41.5%
EBIT Margin	21.0%	13.3%	7.7 p.p	12.3%	9.6%	2.7 p.p
Financial Results	(17.6)	(422.6)	-95.8%	(1,882.6)	(918.8)	104.9%
Interest on loans	(187.4)	(153.6)	22.0%	(710.8)	(727.3)	-2.3%
Gains (Loss) from financial investments	(43.7)	3.9	NM	127.2	75.6	68.3%
Exchange and monetary variations	246.3	(230.1)	NM	(1,003.0)	(67.5)	NM
Derivatives net results	(32.4)	(13.9)	132.5%	(33.8)	(5.7)	NM
Other expenses (revenues) net	(0.3)	(28.9)	-98.8%	(262.1)	(193.8)	35.2%
Income (Loss) before income taxes	654.8	(36.3)	NM	(482.6)	70.6	NM
Pre-tax Income Margin	20.5%	-1.2%	21.7 p.p	-4.2%	0.7%	-4.9 p.p
Income Tax	(74.6)	98.5	NM	(297.1)	307.2	NM
Current income tax	(44.6)	(42.2)	5.9%	(52.1)	(239.8)	-78.3%
Deferred income tax	(29.9)	140.6	NM	(245.0)	547.1	NM
Net income (loss)	580.2	62.2	NM	(779.7)	377.8	NM
Net Margin	18.1%	2.1%	16.0 p.p	-6.8%	3.7%	-10.5 p.p
Minority Interest	77.9	58.1	34.0%	305.7	359.0	-14.9%
Net income (loss) after minority interest	502.4	4.1	NM	(1,085.4)	18.8	NM
Net Margin after minority interest	15.7%	0.1%	15.6 p.p	-9.5%	0.2%	-9.7 p.p
Earnings per Share (EPS) after minority interest R$	1.44	0.01	NM	(3.10)	0.05	NM
Weighted average shares outstanding MM	349.9	347.7	0.6%	349.9	347.7	0.6%
Earnings per ADS Equivalent in US$	0.75	0.01	NM	(1.81)	0.03	NM
Weighted average ADSs outstanding MM	174.9	173.9	0.6%	174.9	173.9	0.6%

*4Q17 and 12M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Net revenue

Net revenue in 4Q18 was R$3.2 billion, an increase of 10.1% when compared to 4Q17, mainly due to an increase in the passenger revenues in domestic market and baggage allowance revenues quarter-over-quarter, with RPKs increasing by 3.5%, to 10,244 million in 4Q18. Cargo revenues and other ancillary revenues represented R$215.7 million in 4Q18, 7.4% increase compared to 4Q17.

GOL’s load factor increased by 0.9 p.p. to 81.9% in the quarter, as demand growth was higher in relation to the increase in ASKs. Average fares increased by 6.7%, from R$313 to R$334, driving 6.6% increase in yield. In 12M18, average fares reached R$318, 8.1% increase y-o-y.

6

Operating expenses

Total CASK decreased by 2.0% compared to 4Q17, from 20.64 cents (R$) to 20.22 cents (R$), due to a 40.3% increase in the price per liter of jet fuel and a 17.3% depreciation of the Real against the average US Dollar. CASK ex-fuel decreased 19.4% y-o-y, supported by high fleet productivity and operational results from sale of aircraft, partially offset by an increase in aircraft rent, higher expenses with maintenance related to fleet’s transition from NGs to MAX 8 and higher depreciation driven by capitalized maintenance on aircraft components (including engines). CASK ex-fuel, aircraft sale and maintenance costs, in line to execution of fleet renewal plan, was 14.45 cents (R$), 3.9% higher than 4Q17.

GOL’s breakeven load factor decreased by 5.6 p.p., reaching 64.7% vs. 70.3% in 4Q17, driven by a yield increase of 6.6% in the quarter. The breakdown of the Company’s operating costs and expenses is as follows:

Operating expenses (R$ MM)*	4Q18	4Q17	% Var.	2018	2017	% Var.
Salaries, wages and benefits	(522.7)	(433.2)	20.7%	(1,903.9)	(1,708.1)	11.5%
Salaries, wages and benefits - Operations	(397.0)	(311.4)	27.5%	(1,419.0)	(1,224.4)	15.9%
Salaries, wages and benefits - Other	(125.8)	(121.8)	3.2%	(484.9)	(483.7)	0.2%
Aircraft fuel	(1,127.5)	(822.9)	37.0%	(3,867.7)	(2,887.7)	33.9%
Taxes on aircraft fuel	(164.5)	(127.4)	29.2%	(577.1)	(455.8)	26.6%
Aircraft Fuel (ex-taxes)	(962.1)	(695.4)	38.3%	(3,289.6)	(2,431.8)	35.3%
Aircraft rent	(311.9)	(227.1)	37.3%	(1,112.8)	(939.7)	18.4%
Sales and marketing	(153.8)	(186.1)	-17.4%	(582.0)	(590.8)	-1.5%
Landing fees	(201.2)	(176.2)	14.2%	(743.4)	(664.2)	11.9%
Passenger costs	(128.1)	(112.1)	14.2%	(474.1)	(437.0)	8.5%
Services	(174.2)	(195.3)	-10.8%	(613.8)	(628.1)	-2.3%
Maintenance, materials and repairs	(281.6)	(58.1)	384.5%	(570.3)	(368.7)	54.7%
Depreciation and Amortization	(178.7)	(143.6)	24.5%	(668.5)	(505.4)	32.3%
Other operating expenses	551.1	(166.3)	NM	524.7	(610.3)	NM
Total operating expenses	(2,528.5)	(2,521.0)	0.3%	(10,011.8)	(9,340.2)	7.2%
Operating expenses ex- fuel	(1,401.0)	(1,698.0)	-17.5%	(6,144.1)	(6,452.5)	-4.8%
Operating expenses per ASK (R$ cents)	4Q18	4Q17	% Var.	2018	2017	% Var.
Salaries, wages and benefits	(4.18)	(3.55)	17.9%	(3.96)	(3.66)	8.3%
Salaries, wages and benefits - Operations	(3.17)	(2.55)	24.5%	(2.95)	(2.62)	12.6%
Salaries, wages and benefits - Other	(1.01)	(1.00)	0.8%	(1.01)	(1.04)	-2.6%
Aircraft fuel	(9.02)	(6.74)	33.8%	(8.05)	(6.18)	30.1%
Taxes on aircraft fuel	(1.32)	(1.04)	26.2%	(1.20)	(0.98)	23.0%
Aircraft Fuel (ex-taxes)	(7.69)	(5.69)	35.1%	(6.85)	(5.21)	31.4%
Aircraft rent	(2.49)	(1.86)	34.1%	(2.32)	(2.01)	15.1%
Sales and marketing	(1.23)	(1.52)	-19.3%	(1.21)	(1.27)	-4.3%
Landing fees	(1.61)	(1.44)	11.5%	(1.55)	(1.42)	8.8%
Passenger costs	(1.02)	(0.92)	11.6%	(0.99)	(0.94)	5.4%
Services	(1.39)	(1.60)	-12.9%	(1.28)	(1.35)	-5.1%
Maintenance, materials and repairs	(2.25)	(0.48)	373.2%	(1.19)	(0.79)	50.3%
Depreciation and amortization	(1.43)	(1.18)	21.6%	(1.39)	(1.08)	28.5%
Other operating expenses	4.41	(1.36)	NM	1.09	(1.31)	NM
CASK	(20.22)	(20.64)	-2.0%	(20.83)	(20.00)	4.2%
CASK excluding fuel expenses	(11.20)	(13.90)	-19.4%	(12.78)	(13.82)	-7.5%
CASK excluding fuel expenses[1]	(14.45)	(13.90)	3.9%	(14.14)	(13.82)	2.4%

1. Excluding costs and gains results of sale and sale-leaseback transactions, and costs from maintenance of aircraft and engine; *4Q17 and 12M17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

Aircraft fuel costs per ASK increased by 33.8% compared to 4Q17 to 9.02 cents (R$), mainly due to 40.3% increase in the fuel price per liter and as a result of the 13.5% increase in international jet fuel prices.

Salaries, wages and benefits per ASK increased by 17.9% to 4.18 cents (R$) over 4Q17, primarily due to a higher profit share provision, labor contingency payments and annual cost of living adjustments.

Aircraft rent per ASK increased by 34.1% in relation to 4Q17, to 2.49 cents (R$), mainly due to the 17.3% depreciation of the Real against the average US Dollar.

Sales and marketing per ASK decreased 19.3% in relation to 4Q17, to 1.23 cent (R$), impacted by lower advertising costs in 4Q18, and by 2.4% increase in ASKs.

7

Landing fees per ASK increased 11.5% compared to 4Q17 to 1.61 cent (R$), due to higher landing fees, navigation fees and parking fees.

Passenger costs per ASKincreased 11.6% in relation to 4Q17 to 1.02 cent (R$), due to increased reimbursement of tickets and accommodation costs coming from meteorological disruptions, and higher on board service costs.

Services per ASK costs decreased 12.9% in relation to 4Q17, to 1.39 cent (R$), mainly due to the significant reduction in consulting and advisory services costs, offset by the higher contracted freight services, parcels and aircraft components, and the impact of the US dollar appreciation on international services.

Maintenance materials and repairs per ASK increased from 0.48 cent (R$) in 4Q17 to 2.25 cents (R$) in 4Q18, due to higher costs and provisions with components, accessories and services, in addition to R$228.9 million costs from aircraft and engine returns due to the fleet renewal plan, partially offset by capitalization of rotables and components (including engines) repairs.

Depreciation and amortization per ASK increased 21.6% in relation to 4Q17, to 1.43 cent (R$), due to higher capitalized maintenance on key aircraft components (including engines).

Other expenses per ASK decreased 49.5%, excluding the R$634.7 million gain from the sale of 737 aircraft in 4Q18.

Operating result

Operating income (EBIT) in the fourth quarter was R$672.4 million, increase of 74.0% compared to the same period in 2017. 4Q18 operating margin was 21.0%, increase of 7.7 p.p. in relation to 4Q17. On a per available seat-kilometer basis, EBIT was 5.38 cents (R$) in 4Q18, compared to 3.16 cents (R$) in 4Q17 (increase of 70.2%).

EBITDA in 4Q18 totaled R$851.0 million in the period, increase of 60.6% over 4Q17. The impact of the increase in RASK of 1.79 cent (R$) and the decrease in CASK ex-depreciation of 0.67 cent (R$) resulted in an EBITDA per available seat-kilometer of 6.80 cents (R$) in 4Q18, increase of 2.47 cents (R$) compared to 4Q17.

EBITDAR in 4Q18 totaled R$1,162.9 million in the period, increase of 53.6% over 4Q17. On a per available seat-kilometer basis, EBITDAR was 9.30 cents (R$) in 4Q18, compared to 6.19 cents (R$) in 4Q17 (increase of 50.1%).

EBITDAR Calculation (R$ cents/ASK)	4Q18	4Q17	% Var.	2018	2017	% Var.
Net Revenues	25.59	23.80	7.5%	23.75	22.12	7.3%
Operating Expenses	(20.22)	(20.64)	-2.0%	(20.83)	(20.00)	4.2%
EBIT	5.38	3.16	70.2%	2.91	2.12	37.5%
Depreciation and Amortization	(1.43)	(1.18)	21.6%	(1.39)	(1.08)	28.5%
EBITDA	6.80	4.33	57.0%	4.30	3.20	34.5%
EBITDA Margin	26.6%	18.2%	8.4 p.p	18.1%	14.5%	3.6 p.p
Aircraft Rent	(2.49)	(1.86)	34.1%	(2.32)	(2.01)	15.1%
EBITDAR	9.30	6.19	50.1%	6.62	5.21	27.0%
EBITDAR Margin	36.3%	26.0%	10.3 p.p	27.9%	23.6%	4.3 p.p

*4Q17 and 12M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

8

Operating Margins (R$ MM)	4Q18	4Q17	% Var.	2018	2017	% Var.
EBIT	672.4	386.3	74.0%	1,400.0	989.4	41.5%
EBIT Margin	21.0%	13.3%	7.7 p.p	12.3%	9.6%	2.7 p.p
EBITDA	851.0	529.9	60.6%	2,068.5	1,494.8	38.4%
EBITDA Margin	26.6%	18.2%	8.4 p.p	18.1%	14.5%	3.6 p.p
EBITDAR	1,162.9	757.0	53.6%	3,181.3	2,434.5	30.7%
EBITDAR Margin	36.3%	26.0%	10.3 p.p	27.9%	23.6%	4.3 p.p

*4Q17 and 12M17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	4Q18	4Q17	% Var.	2018	2017	% Var.
Net income (loss)¹	580.2	62.2	832.8%	(779.7)	377.8	NM
(-) Income taxes	(74.6)	98.5	NM	(297.1)	307.2	NM
(-) Net financial result	(17.6)	(422.6)	-95.8%	(1,882.6)	(918.8)	104.9%
EBIT	672.4	386.3	74.0%	1,400.0	989.4	41.5%
(-) Depreciation and amortization	(178.7)	(143.6)	24.5%	(668.5)	(505.4)	32.3%
EBITDA	851.0	529.9	60.6%	2,068.5	1,494.8	38.4%
(-) Aircraft rent	(311.9)	(227.1)	37.3%	(1,112.8)	(939.7)	18.4%
EBITDAR	1,162.9	757.0	53.6%	3,181.3	2,434.5	30.7%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. GOL also shows the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses;

*4Q17 and 12M17 results has been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

¹ Net income (loss) before minority interest

Net financial result

Net financial expense was R$17.6 million, a reduction of R$405.0 million compared to 4Q17. Due to the appreciation of the USD in the period, interest expense increased by R$33.8 million versus 4Q17, to R$187.4 million. Derivatives net results were R$18.5 million lower than 4Q17. Exchange and monetary variations were positive of R$246.3 million in 4Q18, compared to losses of R$230.1 million in the same period of 2017.

|   Interest expensetotaled R$187.4million in 4Q18, an increase of 22.0% over 4Q17, mainly due to increased expenses on foreign currency debt obligations from the increase of the U.S dollar in the period.

|   Loss from financial investments totaled R$43.7 million in 4Q18, mainly due to losses on financial investments and investments funds.

|   Net exchange and monetary variation totaled gains of R$246.3 million in 4Q18, due to the 3.2% appreciation of the Brazilian Real vs. US Dollar (final exchange rate for the period), from R$4.00 per dollar as of September 30, 2018 to R$3.87 per dollar as of December 31, 2018.

|   Net result of derivatives was R$32.4 million negative in 4Q18, in comparison to a result of R$13.9 million in 4Q17, mainly due to the recognition of losses on oil hedges.

|   Other financial expenses totaled R$0.3 million negative in 4Q18, in comparison to a negative R$28.9 million in 4Q17.

9

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 4Q18, GOL registered a net loss of R$29.2 million from hedge operations, a R$32.4 million loss of which was accounted for in the Company’s financial results and R$3.2 million gain recorded in operating results.

|   Fuel: fuel hedge operations made through derivative contracts tied to WTI resulted in an operating gain of R$12.0 million and hedge loss of R$25.7 million in financial results in 4Q18.

|   Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in gains of R$24.7 million in 4Q18.

|   Exchange Rate: The Company recognized an exchange rate hedge gain of R$ 9.3 million in 4Q18.

Income taxes

Consolidated income tax in the fourth quarter of 2018 represented an expense of R$74.6 million, compared to a recognized gain from deferred income taxes of R$98.5 million positive in 4Q17. On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A and, based on financial projections, recognized an income tax benefit totaling R$193.0 million. GLA has tax credits on net loss carryforwards of approximately R$1.9 billion. The Company (GLAI) has tax credits of R$59.1 million, of which R$57.9 million are related to tax loss carry forwards and R$1.1 million related to temporary differences, with realization supported by GOL’s long-term plan.

Operating Subsidiary - Smiles Fidelidade S.A.

In 4Q18, based on CPC 47 (Customer Contract Revenue) and Normative Instruction 1771 from the Brazilian Tax Authority (Secretaria da Receita Federal), Smiles recorded extemporaneous tax credits on the provision for mileage breakage in the amount of R$391.2 million on the balance sheet and R$43.2 million in income, net of tax effects, considering that taxation must occur only at the expiration of miles. Total net income was R$164.6 million, with a net margin of 59.0%. Net revenue in 4Q18 increased by 18.9% to R$278.9 million, compared to R$234.7 million in 4Q17, due to the increase in redemption and breakage revenue. Operating income was R$200.4 million and operating margin was 71.9%, an increase of 9.8 p.p. versus the year-ago period. The following table is a summary of the results of GOL’s Smiles subsidiary:

Operating Data (billion)	4Q18	4Q17	% Var.	2018	2017	% Var.
Miles Accrual (ex-GOL)	26.1	21.3	22.5%	93.4	76.9	21.5%
Program Redemptions	24.2	18.4	31.5%	85.1	67.9	25.3%
Financial Information (R$ million)	4Q18	4Q17	% Var.	2018	2017	% Var.
Total Gross Billings (ex-GOL)	591.4	482.1	22.7%	2,147.7	1,824.2	17.7%
Net Revenues	278.9	234.7	18.9%	987.4	899.6	9.8%
Operating Income	200.4	145.6	37.6%	742.0	649.8	14.2%
Operating Margin	71.9%	62.1%	9.8 p.p	75.1%	72.2%	2.9 p.p
Net Income	164.6	123.0	33.8%	645.8	760.6	-15.1%
Net Margin	59.0%	52.4%	6.6 p.p	65.4%	84.6%	-19.1 p.p

*4Q17 and 12M17 results have been restated based on IFRS 15.

In the quarter, we announced a corporate reorganization plan to incorporate the minority interest of our operating subsidiary Smiles. Management believes the reorganization aligns GOL with the global trends of loyalty programs, improving its competitiveness and its long-term strategic positioning. The terms of the reorganization are being negotiated with an independent committee, and if applicable, will be submitted to the approval of shareholders. Smiles' board of directors elected three independent members to the independent committee: Ana Novaes (former CVM director), José Monforte (former Brazilian Institute of Corporate Governance president) and José Luiz Osório (former CVM president).

10

Net income and Earnings per Share (EPS)

In 4Q18, the Company reported net income after minority interests of R$502.4 million, compared to net income of R$4.1 million during 4Q17. The 4Q18 result was impacted by the exchange and monetary variation of R$246.3 million in relation to the 4Q17 exchange rate and negative monetary variation of R$230.1 million.

(R$ MM)	4Q18	4Q17	% Var.	2018	2017	% Var.
Net income (loss) before exchange and monetary variations	333.9	292.3	14.2%	223.3	445.3	-49.9%
Exchange and monetary variations	246.3	(230.1)	NM	(1,003.0)	(67.5)	NM
Net income (loss)	580.2	62.2	NM	(779.7)	377.8	NM
Minority Interest	77.9	58.1	34.0%	305.7	359.0	-14.9%
Net income (loss) after minority interest	502.4	4.1	NM	(1,085.4)	18.8	NM
Weighted average shares outstanding	349.9	347.7	0.6%	349.9	347.7	0.6%
EPS in R$ before minority interest	1.66	0.18	NM	(2.23)	1.09	NM
EPS in R$ after minority interest	1.44	0.01	NM	(3.10)	0.05	NM
EPS in R$ before exchange and monetary variations	0.73	0.67	8.7%	(0.24)	0.25	NM
Weighted average ADS outstanding	174.9	173.9	0.6%	174.9	173.9	0.6%
Earnings per ADS in US$ before min. interest	0.87	0.11	NM	(1.30)	0.68	NM
Earnings per ADS in US$ after min. interest	0.75	0.01	NM	(1.81)	0.03	NM
Earnings per ADS in US$ before exchange and mon. var.	0.38	0.41	-7.4%	(0.14)	0.16	NM

*4Q17 and 12M17 results have been restated based on IFRS 15.

Earnings per share were R$1.44 in 4Q18 versus R$0.01 in the fourth quarter of 2017. The number of shares used for calculation was 349,883,380 in 4Q18 and 347,718,938 in 4Q17, using 35 common shares per preferred share.

Earnings per ADS were US$0.75 in 4Q18 compared to US$0.01 in the fourth quarter of 2017. The weighted average number of ADSs was 174.9 million in 4Q18 and 173.9 million in 4Q17, according to the current ratio of the number of preferred shares per ADS (2:1), made in November/17.

Cash Flow

As of December 31, 2018, total liquidity (cash and cash equivalents, cash investments, restricted cash, and accounts receivable) remained at R$3.0 billion compared to September 30, 2018 and R$207.0 million lower than the same date of the previous year.

Operating activities generated R$802.6 million in 4Q18, mainly due to operating income and actions that strengthened working capital.

Investment activities consumed a net R$484.8 million in the quarter, mainly due to engine maintenance and pre-delivery payments related to the acquisition of aircraft totaling R$134.8 million, as well as deposits for hedging activities of R$433.3 million. Net cash flow was positive by R$317.8 million for the quarter.

Financing activities in 4Q18 consumed R$327.5 million, mainly due to the amortization of the 6th issue of debentures in the amount of R$1.0 billion and R$61.3 million of financial lease payments in 4Q18.

11

Consolidated Cash Flow Summary (R$mm)(1)	4Q18	4Q17	% Var.	3Q18	% Var.
Net Income (Loss) for the Period	580.2	62.2	NM	(308.9)	NM
Adjustment of Non-Cash Items	407.9	582.6	-30.0%	864.3	-52.8%
Net Income (Loss) After Adjusting Non-Cash Items	988.2	644.9	53.2%	555.5	77.9%
Net Cash Provided by Operating Activities	802.6	629.9	27.4%	460.8	74.2%
Net Cash Used in Investment Activities (2)	(484.8)	(362.8)	33.6%	(332.5)	45.8%
Net Cash Flow (3)	317.8	267.1	19.0%	128.3	147.7%
Net Cash Used in Financing Activities	(327.5)	801.8	NM	(159.2)	105.7%
Net Increase (decrease) in Cash. Cash Equivalents and A/R	(9.6)	1,068.9	NM	(30.9)	-68.8%
Cash at beginning of period	1,933.8	1,156.3	67.2%	2,097.5	-7.8%
Accounts receivable at beginning of period	1,055.8	961.8	9.8%	923.0	14.4%
Cash at end of period	2,126.7	2,250.5	-5.5%	1,933.8	10.0%
Accounts receivable	853.3	936.5	-8.9%	1,055.8	-19.2%
Total Liquidity	2,980.0	3,187.0	-6.5%	2,989.6	-0.3%

1-    Some items reclassified for clearer presentation.

2-    Includes part of the restricted cash with deposit in guarantee of hedge margin.

3-    Net Income (Loss) after adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

Fleet

Final	4Q18	4Q17	% Var.	3Q18	% Var.
Boeing 737s	121	119	+2	120	+1
800 NG	91	92	-1	92	-1
700 NG	24	27	-3	26	-2
MAX 8	6	0	+6	2	+4
By rental type	4Q18	4Q17	% Var.	3Q18	% Var.
Financial Leases	11	31	-20	25	-14
Operating Leases	110	88	+22	95	+15

¹Considers 13 aircraft in sale and leaseback operation

At the end of 4Q18, GOL’s total fleet was 121 Boeing 737 aircraft with all 121 aircraft in operation, including six aircraft MAX 8. At the end of December 2017, GOL’s total fleet was 119 Boeing 737 aircraft with all of them in operation on the Company’s routes.

GOL has 110 aircraft under operating leasing arrangements and 11 aircraft under financial leases, with a purchase option at the end of their lease contracts.

The average age of the fleet was 9.5 years at the end of 4Q18. On December 31, the Company had 130 firm Boeing 737 MAX orders, comprised of 100 737 MAX 8 orders and 30 737 MAX 10 orders.

On December 26, 2018, GOL announced its plan to accelerate the modernization of its fleet with sale and leaseback agreements for 13 737 NG aircraft that will be exchanged for Boeing 737 MAX 8 aircraft in the fleet between 2019 and 2021.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	121	126	130
Aircraft Commitments (R$ million)*	-	1,791.7	5,047.0	56,397.0	63,235.7
Pre-Delivery Payments (R$ million)	-	283.6	816.8	7,726.9	8,827.3

* Considers aircraft list price.

12

Liquidity and Indebtedness

As of December 31, 2018, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivable) of R$3.0 billion, a reduction of R$207.0 million versus a year ago. We finalized a series of liability management initiatives throughout 2018, among them: (i) repurchase of bonds maturing in 2018, 2020, 2021, 2023 and 2028; and (ii) amortization of R$1.025 billion of debentures with a new issue of R$888 million of debentures, representing a R$137.5 million net amortization. Accounts receivable, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, totaled R$853.3 million, a decrease of 8.9% over 4Q17.

In 2018, we received the reaffirmation of our "single B" rating from the three largest corporate credit risk rating agencies.

Liquidity (R$ MM)	4Q18	4Q17	% Var.	3Q18	% Var.
Cash, cash equivalents and restricted cash	2,126.7	2,250.5	-5.5%	1,933.8	10.0%
Short-Term Accounts Receivable	853.3	936.5	-8.9%	1,055.8	-19.2%
Total Liquidity	2,980.0	3,187.0	-6.5%	2,989.6	-0.3%
Total Liquidity as % of LTM Net Revenues	26.1%	30.9%	-4.7 p.p	26.9%	-0.8 p.p
Indebtedness (In R$MM, except when otherwise indicated)	4Q18	4Q17	% Var.	3Q18	% Var.
Loans and Financings	2,628.7	1,418.7	85.3%	1,800.8	46.0%
Debt Issuance	3,305.0	3,913.5	-15.5%	4,436.1	-25.5%
Aircraft Rent	510.1	297.3	71.6%	479.1	6.5%
Aircraft Financing	640.7	1,476.2	-56.6%	1,288.3	-50.3%
Total Loans and Financings	7,084.5	7,105.7	-0.3%	8,004.2	-11.5%
Short-Term Debt	1,223.3	1,162.9	5.2%	2,083.7	-41.3%
Debt in US$	241.1	224.9	7.2%	255.4	-5.6%
Debt in BRL	289.0	419.0	-31.0%	1,061.3	-72.8%
Long-Term Debt	5,861.1	5,942.8	-1.4%	5,920.5	-1.0%
Debt in US$	1,363.5	1,609.9	-15.3%	1,478.7	-7.8%
Debt in BRL	578.0	617.3	-6.4%	0.0	NM
Perpetual Notes	513.3	438.2	17.1%	530.4	-3.2%
Accumulated Interest	132.9	98.9	34.4%	111.0	19.7%
Operating Leases (off-balance)¹	7,135.8	5,304.7	34.5%	6,351.5	12.3%
Debt and Leverage (R$MM)	4Q18	4Q17	% Var.	3Q18	% Var.
Gross Debt ex-perpetual notes (R$ MM)	6,571.2	6,667.5	-1.4%	7,473.9	-12.1%
LTM Aircraft Rent x 7 years[2]	7,789.9	6,578.2	18.4%	7,196.8	8.2%
Gross Adjusted Debt (R$ MM)	14,361.0	13,245.7	8.4%	14,670.7	-2.1%
Cash (R$ MM)	2,126.7	2,250.5	-5.5%	1,933.8	10.0%
Net Adjusted Debt[3] (R$ MM)	12,234.4	10,995.2	11.3%	12,736.8	-3.9%
% of debt in foreign currency	87.8%	84.3%	3.4 p.p	86.7%	1.1 p.p
% of debt in Short-Term	17.3%	16.4%	0.9 p.p	26.0%	-8.7 p.p
% of debt in Long-Term	82.7%	83.6%	-0.9 p.p	74.0%	8.7 p.p
Total of Loans and Financings	7,084.5	7,105.7	-0.3%	8,004.2	-11.5%
- Perpetual notes	513.3	438.2	17.1%	530.4	-3.2%
- Cash, equivalents, short-term inv. and restricted cash	2,126.7	2,250.5	-5.5%	1,933.8	10.0%
= Net Debt (ex-perpetual notes)	4,444.5	4,417.0	0.6%	5,540.0	-19.8%
LTM EBITDA	2,068.5	1,494.8	38.4%	1,746.8	18.4%
Net Debt (ex-perpetual notes)/LTM EBITDA	2.1 x	3.0 x	-0.9x	3.2 x	-1.1x
Gross Adjusted Debt / EBITDAR Annualized	4.5 x	5.4 x	-0.9x	5.3 x	-0.8x
Net Adjusted Debt3 / EBITDAR Annualized	3.8 x	4.5 x	-0.7x	4.6 x	-0.8x
Net Financial Commitments4 / EBITDAR Annualized	3.6 x	4.9 x	-1.3x	4.3 x	-0.7x

1 - Total minimum lease payments  / 2 – LTM Aircraft rent costs x7,  according to the market convention for average fleet age / 3 - Debt (excluding perpetual notes) + LTMoperational leasing expenses x 7 less Total Cash / 4 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Total Cash; *4Q17 and 12M17 results has been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

13

Loans and financing

GOL maintained its cost of debt and liquidity levels during 4Q18 despite the 17.1% dollar appreciation in the quarter versus 4Q17. The Company registered total loans and financings as of December 31, 2018 of R$7.0 billion (including finance leases), a decrease of 11.5% versus 3Q18. The net debt/LTM EBITDA ratio (excluding perpetual notes) reduced to 2.1x at the end of the period, compared to 3.2x of September 30, 2018. The average maturity of the Company's long-term debt in 4Q18, excluding finance leases and perpetual notes, was 3.9 years. Including the debenture issuance in October 2018, GOL’s average interest rate was 7.68% for local-currency debt, compared to 7.67% in 3Q18, and was 6.79% for the Dollar-dominated debt, compared to 6.76% in 3Q18.

Financial Debt amortization schedule - 4Q18 (R$ MM)¹

(1)    As of December 31, 2018.

14

Environmental, Social and Governance (“ESG”) Information

GOL is reporting material ESG information of interest to investors according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry. The Company takes steps to address the emission of greenhouse gases (GHGs) from its flights and GOL empowers and inspires its customers and crewmembers to offset GHG emissions when they fly. In providing ESG information, GOL intends to encourage a stable, green, transparent marketplace.

The Company continuously looks for ways to become more fuel efficient and embrace efficient technologies. For example, in July 2018, GOL announced a new contract for the acquisition of 15 additional MAX 8 jets, growing its total MAX orders to 135 jets, and the conversion of 30 current MAX 8 orders to 737 MAX 10 jets. This reflects the strategy of reducing operating costs by operating a standardized fleet and cutting fuel burn and the resulting emissions. The 737 MAX 8 consumes 15% less fuel than the 737-800 NG aircraft.

In the fourth quarter of 2018, GOL Linhas Aéreas Inteligentes released the Corporate Governance Report. The disclosure of the document reaffirms the commitment of GOL to the most modern and advanced practices of corporate governance and accountability to its stakeholders. The disclosure of the Corporate Governance Report also allowed the Company an opportunity to improve its current governance systems and align with the best international practices.

Environmental	2018	2017	2016
Fuel
Total Fuel Consumed (GJ x 1000)	48,935	45,891	46,331
% Fuel Renewable	0	0	0
Total Fuel Consumed (liters x 1000 /ASK)	29.2	29.5	30.0
Fleet
Average age of fleet	9.5	9.2	8.0
Social	2018	2017	2016
Labor Relations
Employee Gender (% Male/Female)	55/45	55/45	55/45
Age: Under 30 years (%)	29	26	27
Between 30 and 50 years (%)	60	63	63
Over 50 years (%)	11	11	10
Active workforce under collective-bargaining agreements (%)	100	100	100
Number and duration of strikes and lockout (# days)	0	0	0
Customer & Company Behavior
Customer Satisfaction Index (SMS score)	8.39	8.33	8.24
On-time Departures (%)	91.82	94.61	94.77
Flight Completion (%)	98.49	98.50	94.20
Lost Baggage (per 1000 pax)	2.03	2.06	2.23
Safety
Number of fatalities	0	0	0
Number of governmental enforcement actions and aviation safety	0	0	0
Governance	2018	2017	2016
Management
Independent Directors (%)	44	44	44
Participation of woman in command positions (%)	38	37	35
Committees and Policies
Number of Committees: all with independent members included	5	5	5
Compliance Policy (on IR website)	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓
Shareholder Meetings
Representation of voting capital at the shareholders meetings (%)	100	100	100

15

Recently issued but not yet adopted accounting standards – IFRS 16

In January 2016, the International Accounting Standards Board ("IASB") issued the accounting pronouncement "IFRS 16 - Leases" adopted in Brazil under CPC 06 (R2). The new standard will be in effect for annual periods beginning on January 1, 2019.

CPC 06 (R2) establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires lessors to account for all leases according to a single model of balance sheet, similar to accounting for financial leases in accordance with CPC 06 (R1). Lessors shall recognize separately the interest expense on the lease liability and the depreciation expense on the right of use asset. Considering the lease agreements in effect on January 31, 2018, the Company made an estimate and prepared a pro-forma position of these operations considering the effects that would have been generated in the financial statements for the year then ended, as if the adoption had occurred in January 1, 2018, as shown below:

	Dec 31, 2018
(R$ Million)	As reported	In IFRS 16	Variation

Operating leases	1,112.8	-	(1,112.8)
Depreciation expense of aircraft	44.5	547.0	502.5
Estimated operating lease share 7x	7,789.9	-	(7,789.9)
Gross financial debt ex-perpetual notes	6,571.2	12,161.8	5,590.6
Adjusted gross financial debt	14,361.0	12,161.8	(2,199.2)
Total cash	2,126.7	2,126.7	-
Net debt	4,444.5	10,035.1	5,590.6
Adjusted Net Debt	12,234.4	10,035.1	(2,199.3)
EBIT	1,400.0	2,010.3	610.3
EBITDA	2,068.5	3,181.3	1,112.8
EBIT Margin	12.3%	17.6%	5.3 p.p.
EBITDA Margin	18.1%	27.9%	9.8 p.p.
Gross Debt / EBITDA	3.2x	3.8x	0.6x
Net Debt / EBITDA	2.1x	3.2x	1.1x

16

Outlook

Financial Outlook	2019E(1)		2020E(1)
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	122 to 125	122 to 125	125 to 128	125 to 128
Total operational fleet (average)	~117	117	~120	120
ASKs, System (% change)	6 to 10	6 to 10	7 to 10	7 to 10
- Domestic	2 to 4	2 to 4	3 to 5	3 to 5
- International	35 to 45	35 to 45	10 to 20	10 to 20
Seats, System (% change)	3 to 4	3 to 4	1 to 3	1 to 3
Departures, System (% change)	3 to 5	3 to 5	1 to 3	1 to 3
Average load factor (%)	79 to 81	79 to 81	79 to 81	79 to 81
Ancillary revenues, net[2] (R$ bn)	~ 1.0	~ 1.0	~ 1.1	~ 1.1
Total net revenues (R$ billion)	~ 12.9	~ 12.9	~ 14.2	~ 14.2
Non-fuel CASK (R$ cents)	~ 13	~ 13	~ 13	~ 13
Fuel liters consumed (mm)	~ 1,420	~ 1,420	~ 1,480	~ 1,480
Fuel price (R$/liter)	~ 2.9	~ 2.8	~ 3.0	~ 2.9
EBITDA margin (%)	~ 27	~ 28	~ 28	~ 29
EBIT margin (%)	~ 17	~ 18	~ 18	~ 19
Net financial expense[3] (R$ billion)	~ 1.2	~ 1.2	~ 1.2	~ 1.2
Pre-tax margin[3] (%)	~ 9	~ 10	~ 11	~ 12
Effective income tax rate (%)	~ 20	~ 20	~ 20	~ 20
Minority interest[4] (R$ mm)	~ 300	~ 300	~ 330	~ 330
Capex, net (R$ mm)	~ 650	~ 650	~ 600	~ 600
Net Debt5 / EBITDA (x)	~ 3.0x	~ 2.9x	~ 2.5x	~ 2.4x
Fully-diluted shares out. (million)	348.7	349.9	348.7	349.9
EPS, fully diluted (R$)	2.20 to 2.60	2.40 to 2.80	2.60 to 3.10	2.80 to 3.30
Fully-diluted ADS out. (million)	174.4	174.9	174.4	174.9
EPADS, fully diluted (US$)	1.20 to 1.40	1.30 to 1.50	1.60 to 1.90	1.70 to 2.00

(1) Considers adoption of IFRS 16; (2) Net revenue of cargo, loyalty, buy-on-board and other ancillary revenues; (3) Excluding currency gains and losses;  (4) Source: average of analyst estimates reported on Bloomberg; (5) Excluding perpetual bonds.

GOL is hedged for approximately 60% of its fuel consumption for the remainder of 2019, at an average cost of US$61.

17

Income statement (R$ MM)*	4Q18	4Q17	% Change
Net operating revenues
Passenger	2,985.2	2,706.3	10.3%
Cargo and Other	215.7	200.7	7.4%
Total net operating revenues	3,200.9	2,907.0	10.1%
Operating Expenses
Salaries, wages and benefits	(522.7)	(433.2)	20.7%
Aircraft fuel	(1,127.5)	(822.9)	37.0%
Aircraft rent	(311.9)	(227.1)	37.3%
Passenger Costs	(128.1)	(112.1)	14.2%
Sales and marketing	(153.8)	(186.1)	-17.4%
Landing fees	(201.2)	(176.2)	14.2%
Services Provided	(174.2)	(195.3)	-10.8%
Maintenance materials and repairs	(281.6)	(58.1)	NM
Depreciation and amortization	(178.7)	(143.6)	24.5%
Other	551.1	(166.3)	NM
Total Operating Expenses	(2,528.5)	(2,521.0)	0.3%
Equity Income	0.0	0.3	-90.4%
Operating Income	672.4	386.3	74.0%
Financial Income (expense), net	(17.6)	(422.6)	-95.8%
Income (Loss) before income taxes	654.8	(36.3)	NM
Current income tax	(44.6)	(42.2)	5.9%
Deferred income tax	(29.9)	140.6	NM
Net income (loss) before minority interest	580.2	62.2	NM
Smiles’ Minority interest	77.9	58.1	34.0%
Net income (loss) after minority interest	502.4	4.1	NM
EPS in R$ after minority interest	1.44	0.01	NM
Earnings per ADS in US$ after minority interest	0.75	0.01	NM
Number of shares at the end of the period MM	349.9	347.7	0.6%

*4Q17 and 12M17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 4Q17; Certain calculations may not match with the information in the quarterly financials due to rounding.

18

Income statement (R$ MM)*	2018	2017	% Change
Net operating revenues
Passenger	10,633.5	9,564.0	11.2%
Cargo and Other	777.9	765.0	1.7%
Total net operating revenues	11,411.4	10,329.0	10.5%
Operating Expenses
Salaries, wages and benefits	(1,903.9)	(1,708.1)	11.5%
Aircraft fuel	(3,867.7)	(2,887.7)	33.9%
Aircraft rent	(1,112.8)	(939.7)	18.4%
Passenger Costs	(474.1)	(437.0)	8.5%
Sales and marketing	(582.0)	(590.8)	-1.5%
Landing fees	(743.4)	(664.2)	11.9%
Services Provided	(613.8)	(628.1)	-2.3%
Maintenance materials and repairs	(570.3)	(368.7)	54.7%
Depreciation and amortization	(668.5)	(505.4)	32.3%
Other	524.7	(610.3)	NM
Total Operating Expenses	(10,011.8)	(9,340.2)	7.2%
Equity Income	0.4	0.5	-28.9%
Operating Income	1,400.0	989.4	41.5%
Financial Income (expense). net	(1,882.6)	(918.8)	104.9%
Income (Loss) before income taxes	(482.6)	70.6	NM
Current income tax	(52.1)	(239.8)	-78.3%
Deferred income tax	(245.0)	547.1	NM
Net income (loss) before minority interest	(779.7)	377.8	NM
Smiles’ Minority interest	305.7	359.0	-14.9%
Net income (loss) after minority interest	(1,085.4)	18.8	NM
EPS in R$ after minority interest	(3.10)	0.05	NM
Earnings per ADS in US$ after minority interest	(1.81)	0.03	NM
Number of shares at the end of the period MM	349.9	347.7	0.6%

*4Q17 and 12M17 results have been restated based on IFRS 15; Breakdown of costs with different methodology in relation to that reported in 4Q17; Certain calculations may not match with the information in the quarterly financials due to rounding.

19

Consolidated Balance Sheet (R$ 000)	Dec 31, 2018	Dec 31, 2017	% Change
ASSETS	10,378,266	10,004,748	3.7%
Current Assets	3,310,835	3,344,998	-1.0%
Cash and cash equivalents	826,187	1,026,862	-19.5%
Short-term investments	478,364	955,589	-49.9%
Restricted cash	133,391	-	NM
Trade receivables	853,328	936,478	-8.9%
Inventories	180,141	178,491	0.9%
Recoverable taxes	360,796	83,210	333.6%
Derivatives	-	40,647	NM
Other credits	478,628	123,721	286.9%
Non-Current Assets	7,067,431	6,659,750	6.1%
Deposits	1,612,295	1,163,759	38.5%
Restricted cash	688,741	268,047	156.9%
Recoverable taxes	95,873	7,045	NM
Deferred taxes	73,822	276,514	-73.3%
Investments	1,177	1,333	-11.7%
Property, plant and equipment	2,818,057	3,195,767	-11.8%
Intangible assets	1,777,466	1,747,285	1.7%
LIABILITIES AND SHAREHOLDERS’ EQUITY	10,378,266	10,004,748	3.7%
Current Liabilities	7,200,556	5,769,620	24.8%
Short-term debt	1,223,324	1,162,872	5.2%
Suppliers	1,403,816	1,249,124	12.4%
Suppliers – Forfaiting	365,696	78,416	NM
Salaries	368,764	305,454	20.7%
Taxes payable	111,702	134,951	-17.2%
Landing fees	556,300	365,651	52.1%
Advance ticket sales	1,673,987	1,476,514	13.4%
Mileage program	826,284	765,114	8.0%
Advances from customers	169,967	21,718	NM
Provisions	70,396	46,561	51.2%
Derivatives	195,444	34,457	NM
Operational leases	135,799	28,387	NM
Other current liabilities	99,078	100,401	-1.3%
Non-Current Liabilities	7,683,061	7,323,649	4.9%
Long-term debt	5,861,143	5,942,795	-1.4%
Suppliers	120,137	222,026	-45.9%
Provisions	829,198	562,628	47.4%
Mileage program	192,569	188,204	2.3%
Deferred taxes	227,290	188,005	20.9%
Taxes payable	54,659	66,196	-17.4%
Derivatives	214,218	-	NM
Operational leases	135,686	110,723	22.5%
Other noncurrent liabilities	48,161	43,072	11.8%
Shareholders' Equity	(4,505,351)	(3,088,521)	45.9%
Capital Stock	2,942,612	2,927,184	0.5%
Shares to Issue	2,818	-	NM
Treasury shares	(126)	(4,168)	-97.0%
Capital reserves	88,476	88,762	-0.3%
Equity valuation adjustment	(500,022)	(79,316)	NM
Share-based payments reserve	117,413	119,308	-1.6%
Gain on change in investments	759,984	760,545	-0.1%
Accumulated losses	(8,396,567)	(7,312,849)	14.8%
Non-controlling interests	480,061	412,013	16.5%

20

Consolidated Cash Flow (R$000)	4Q18	4Q17	% Change
Net Income (loss) for the period	580,244	62,206	NM
Adjustment to reconcile net loss to net cash
Depreciation and amortization	178,668	143,554	24.5%
Allowance for doubtful accounts	(7,482)	19,879	NM
Provisions for legal proceedings	49,802	36,225	37.5%
Provision for inventory obsolescence	83	2,203	-96.2%
Deferred taxes	29,917	(140,619)	NM
Equity results	(27)	(284)	-90.5%
Share-based payments	5,207	3,680	41.5%
Exchange and monetary variations, net	(260,092)	248,173	NM
Interest on debt, financial lease and other liabilities	184,094	132,784	38.6%
Unrealized hedge results	29,164	19,733	47.8%
Provision for profit sharing	54,865	(2,402)	NM
Write-off of property, plant and equipment and intangible assets	78,401	106,470	-26.4%
Other provisions	65,334	13,252	NM
Adjusted net income	988,178	644,854	53.2%
Changes in operating assets and liabilities:
Trade receivables	209,374	6,919	NM
Short-term investments	236,325	(610,180)	NM
Inventories	23,159	13,238	74.9%
Deposits	(182,343)	(8,636)	NM
Suppliers	(177,975)	(388,564)	-54.2%
Suppliers - Forfaiting	9,191	11,764	-21.9%
Advance ticket sales	141,531	87,083	62.5%
Mileage program	5,876	(6,447)	NM
Advances from customers	(124,998)	(38,269)	226.6%
Salaries	(39,630)	(45,693)	-13.3%
Landing fees	325,419	16,712	NM
Taxes payable	(14,623)	97,302	NM
Derivatives	11,332	8,094	40.0%
Provisions	(63,549)	(80,893)	-21.4%
Operational leases	(3,645)	(6,239)	-41.6%
Other assets (liabilities)	(421,252)	(15,350)	NM
Interest paid	(101,847)	(92,245)	10.4%
Income taxes paid	(6,373)	(69,180)	-90.8%
Net cash flows from (used in) operating activities	814,150	(475,730)	NM
Sale of interest in subsidiary, net of taxes	-	8,854	NM
Short-term investments of Smiles	134,898	(47,361)	NM
Restricted cash	(506,828)	(11,037)	NM
Advances for property, plant and equipment acquisition, net	(23,277)	12,765	NM
Acquisition of Property, plant and equipment	(2,574)	171,814	NM
Acquisition of Intangible assets	(26,123)	(26,460)	-1.3%
Receipt of dividends	543	-	NM
Net cash flows from (used in) investing activities	(423,361)	108,575	NM
Loan funding, net of issuance costs	881,106	1,574,886	-44.1%
Loan funding and exchange offer costs	(23,565)	(65,628)	-64.1%
Loan payments	(1,129,227)	42,197	NM
Senior Notes early redemption	(2,794)	(707,142)	-99.6%
Finance Lease payments	(61,280)	(35,370)	73.3%
Treasury share buyback	-	-	NM
Dividends and interest equity paid to non-controlling interest	-	(6,608)	NM
Capital increase	5,658	1,515	273.5%
Shares issuance costs	-	(523)	NM
Shares to Issue	2,651	(1,492)	NM
Net cash used in financing activities	(327,451)	801,835	NM
Foreign exchange variation on cash held in foreign currencies	72,409	(10,023)	NM
Net increase (decrease) in cash and cash equivalents	135,747	424,657	-68.0%
Cash and cash equivalents at beginning of the period	690,440	602,205	14.7%
Cash and cash equivalents at the end of the period	826,187	1,026,862	-19.5%

21

Consolidated Cash Flow (R$000)	2018	2017	% Change
Net Income (loss) for the period	(779,724)	377,817	NM
Adjustment to reconcile net loss to net cash
Depreciation and amortization	668,516	505,425	32.3%
Allowance for doubtful accounts	(9,789)	24,913	NM
Provisions for legal proceedings	243,860	158,263	54.1%
Provision for inventory obsolescence	5,023	3,059	64.2%
Deferred taxes	244,989	(547,059)	NM
Equity results	(387)	(544)	-28.9%
Share-based payments	18,572	14,849	25.1%
Exchange and monetary variations, net	946,732	95,132	NM
Interest on debt, financial lease and other liabilities	679,985	566,902	19.9%
Unrealized hedge results	(13,239)	8,639	NM
Provision for profit sharing	127,618	65,573	94.6%
Write-off of property, plant and equipment and intangible assets	90,639	145,855	-37.9%
Other provisions	65,334	15,184	330.3%
Adjusted net income	2,288,129	1,434,008	59.6%
Changes in operating assets and liabilities:
Trade receivables	95,844	(198,370)	NM
Short-term investments	695,831	(353,231)	NM
Inventories	(6,673)	1,038	NM
Deposits	(402,495)	46,388	NM
Suppliers	16,382	(202,462)	NM
Suppliers - Forfaiting	267,502	76,157	251.3%
Advance ticket sales	197,473	271,386	-27.2%
Mileage program	65,535	(47,714)	NM
Advances from customers	148,249	4,895	NM
Salaries	(64,308)	(43,641)	47.4%
Landing fees	190,649	126,085	51.2%
Taxes payable	127,663	460,980	-72.3%
Derivatives	8,385	(32,310)	NM
Provisions	(236,882)	(270,970)	-12.6%
Operational leases	103,838	131,877	-21.3%
Other assets (liabilities)	(736,638)	18,157	NM
Interest paid	(508,973)	(528,398)	-3.7%
Income taxes paid	(167,642)	(221,122)	-24.2%
Net cash flows from (used in) operating activities	2,081,869	672,753	209.5%
Sale of interest in subsidiary, net of taxes	-	68,163	NM
Short-term investments of Smiles	(163,218)	(171,174)	-4.6%
Restricted cash	(548,928)	(100,835)	NM
Advances for property, plant and equipment acquisition, net	(106,628)	68,679	NM
Acquisition of Property, plant and equipment	(686,946)	(370,438)	85.4%
Acquisition of Intangible assets	(82,079)	(55,449)	48.0%
Receipt of dividends	543	1,249	-56.5%
Net cash flows from (used in) investing activities	(1,587,256)	(559,805)	183.5%
Loan funding, net of issuance costs	1,703,933	1,898,738	-10.3%
Loan funding and exchange offer costs	(39,926)	(65,628)	-39.2%
Loan payments	(1,318,349)	(274,480)	NM
Senior Notes early redemption	(630,989)	(707,142)	-10.8%
Finance Lease payments	(251,557)	(239,092)	5.2%
Treasury share buyback	(15,929)	-	NM
Dividends and interest equity paid to non-controlling interest	(219,493)	(254,892)	-13.9%
Capital increase	15,428	2,692	NM
Capital Increase of non-Controlling	875	-	NM
Shares issuance costs	-	(523)	NM
Shares to Issue	2,818	-	NM
Net cash used in financing activities	(753,189)	359,673	NM
Foreign exchange variation on cash held in foreign currencies	57,901	(7,966)	NM
Net increase (decrease) in cash and cash equivalents	(200,675)	464,655	NM
Cash and cash equivalents at beginning of the period	1,026,862	562,207	82.6%
Cash and cash equivalents at the end of the period	826,187	1,026,862	-19.5%

22

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

23

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOLserves more than 30 million passengers annually. With Brazil's largest network, GOL offers customers more than 700 daily flights to 69 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOGis a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILESis one of the largest coalition loyalty programs in Latin America, with over 15 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOLhas a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 130 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOLhas invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visitwww.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued, but not yet adopted, accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information and estimates regarding the impact of recently issued, but not yet adopted, accounting standard IFRS 16 were not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “Adjusted Net Debt”. ”total liquidity”. "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Contacts
E-mail: ri@voegol.com.br
Phone: +55 (11) 2128-4700
Website: www.voegol.com.br/ir

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.